Exhibit 3.1

ARTICLES OF INCORPORATION

OF

TECHNOLOGY RESEARCH COPORATION

ARTICLE I

Name

The name of this corporation is:  TECHNOLOGY RESEARCH CORP.

ARTICLE II

Duration

The term of existence of this corporation shall be perpetual.

ARTICLE III

Purpose

This corporation is organized of the purpose of manufacturing and supplying electrical and electronic high-technology products used in a broad range of government and industrial applications. In addition thereto, the corporation may transact any and all lawful business.

ARTICLE IV

Capital Stock

This corporation is authorized to issue 500,000 shares of $1.00 par value common stock, which shall be designated “common shares”. The consideration to be paid for each share shall be fixed by the Board of Directors.  Common stock of the corporation may be issued as “small business corporation” stock in accordance with a plan or plans under the provisions of Section 1244 of the Internal Revenue Code of 1954.

All voting powers of this corporation shall be vested in the common stock above-designated.

ATTICLE V

Preemptive Rights

Any shareholder, upon the sale, by the corporation, for cash of any new stock of this corporation shall have the right to purchase his pro rate share thereof (as nearly as may be done without issuance of fractional shares) at the price at which it is offered to others.

ARTICLE VI

Initial Registered Office and Agent

Street address of the initial registered office of this corporation is 2101,D.D., Sunnydale Boulevard, Clearwater, Florida 33515, and the name of the initial registered agent of this corporation at that address is Raymond H. Legatti

ARTICLE VII

Initial Board of Directors and Officers

This corporation shall have three (3) directors and/or officers initially.  The number of directors and/or officers may be either increased or diminished from time to time by the By-Laws, but shall never be less than three (3). The names and addresses of the initial directors and officers of this corporation are:

Raymond H. Legatti                                         1567 Alexander Road, Belleair FL 33516            President/Director

Theodore M. Sway                                         487 Harbor Drive So, Indian Rocks Beach, FL  Vice President/Secretary/Director

Raymond B. Wood                                         1513 Beverly Drive, Clearwater FL                      Vice President/Director

ARTICLE VIII

The name and address of the person signing these Articles is:

Raymond H. Legatti                                         1567 Alexander Road, Belleair, FL 33516           President/Director

ARTICLE IX

By-Laws

The power to adopt, alter, amend, or repeal By-Laws shall be vested in the  Board of Directors and the shareholders.

ARTICLE X

Powers

This corporation shall have all of the corporate powers enumerated in the Florida General Corporation Act, and, in addition to and not in limitation thereof, this corporation shall have the power to guarantee the performances of obligations of other persons, partnerships, corporations, or other entities.

ARTICLE XI

Indemnification

The corporation shall indemnify any officer or director, or any former officer or director, to the full extent permitted by law.

ARTICLE XII

Amendment

This corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation, or any amendment hereto, and any right conferred upon the shareholders is subject to this reservation.

IN WITNESS WHEREOF, the undersigned Incorporator has executed these Articles of Incorporation this 26th day of May, 1981.

RAYMOND H. LEGATTI

/s/ Raymond H. Leggati
Incorporator